SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
Tel: (86 755) 2663-8900
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .)
N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FIRST QUARTER 2009 FINANCIAL RESULTS

Unaudited Condensed Consolidated Balance Sheets

Unaudited Condensed Consolidated Statements of Operations

Unaudited Condensed Consolidated Statements of Cash Flows

SIGNATURES

2

This Form 6-K consists of:
The announcement of first quarter 2009 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on May 14, 2009.

3

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
FIRST QUARTER 2009 RESULTS
Total revenue increased by 299.6%; gross profit increased by 232.8%
Positive operating and net income
SHENZHEN, CHINA — May 14, 2009 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company” or “GrenTech”), a leading China-based radio frequency (“RF”) technology and product developer and a leading wireless coverage products and services provider, today announced its unaudited financial results for the first quarter ended March 31, 2009.
First Quarter 2009 Financial Highlights
•	Total revenue increased by 299.6% year-over-year to RMB285.3 million (US$41.8 million)(1)
>	Revenue from wireless coverage products and services increased by 200.9% year-over-year to RMB156.7 million (US$22.9 million)

>	Revenue from base station RF products increased 565.8% year-over-year to RMB128.6 million (US$18.8 million)
•	Gross profit increased by 232.8% year-over-year to RMB73.1 million (US$10.7 million)

•	Operating income was RMB11.0 million (US$1.6 million), as compared to operating loss of RMB36.3 million in the first quarter 2008

•	Net income was RMB6.3 million (US$0.9 million), as compared to net loss of RMB41.5 million in the first quarter 2008

•	Diluted net income per ADS(2) was RMB0.26 (US$0.04)
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, said, “I am delighted to announce that we have recorded significant year-over-year top line growth in the first quarter. At the same time, results this quarter oppose traditional seasonality trends, demonstrated by positive operating income and net income in the first quarter 2009 versus the operating and net losses typically experienced in prior first quarters. As a key supplier of wireless coverage products and services and base station RF models in China, GrenTech benefited greatly from the substantial rollout of large scale network construction projects by the three telecommunication operators in China, namely China Mobile, China Unicom and China Telecom, subsequent to the conclusion of their restructuring and the issuance of 3G licenses by the PRC government. The considerable revenue increase in both the wireless coverage and base station RF businesses was driven by heightened demand for our products and services from operators and base station manufacturers. This demand, together with our initiatives to improve operating efficiency and tighten cost control, has enabled us to enhance our bottom line performance in the quarter.”

(1)	The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. dollars in effect on March 31, 2009 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, which was US$1.00=RMB6.8329. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on March 31, 2009.

(2)	Each ADS represents 25 of our ordinary shares.

First Quarter 2009 Unaudited Financial Results
Revenue
Revenue for the first quarter 2009 increased by 299.6% to RMB285.3 million (US$41.8 million) from RMB71.4 million in the first quarter of 2008. This was primarily due to the issuance of 3G licenses by the PRC government, which led to the three telecommunication operators’ increased expenditures for large-scale network construction. As a result of the operators’ growing demand for the Company’s products and services, GrenTech’s revenue from wireless coverage products and services increased 200.9% year-over-year to RMB156.7 million (US$22.9 million) from RMB52.1 million in the first quarter 2008, while revenue from base station RF business increased by 565.8% to RMB128.6 million (US$18.8 million) from RMB19.3 million in the first quarter 2008.

	Three Months Ended March 31,
	2008	2009
	Revenues (RMB'000)	Revenues (RMB'000)	Revenues (US$'000)	% of Total Revenues
Wireless Coverage Products & Services
China Mobile	31,010	85,888	12,570	30.1%
China Unicom	16,102	45,011	6,587	15.8%
China Telecom	1,859	22,203	3,249	7.8%
China Netcom	775	—	—	—
Overseas	2,273	77	11	0.03%
Non-operators	48	3,475	509	1.2%
Subtotal	52,067	156,654	22,926	54.9%

RF Products
OEMs	19,322	128,639	18,826	45.1%
Total	71,389	285,293	41,753	100%
Cost of Revenue
Cost of revenue in the first quarter 2009 was RMB212.2 million (US$31.1 million). The year-over-year cost of revenue increase by 329.3% which was driven primarily by the significant increase in sales volume.
Operating Expenses
Research and development expenses decreased by RMB2.0 million (US$0.3 million), or 13.0%, to RMB13.3 million (US$2.0 million) from RMB15.3 million in the first quarter 2008. After the Company’s large initial investment in research and development in 3G products, research and development expenses in this quarter have been reduced. In addition, the Company has made improvements in research and development efficiency.

Sales and distribution expenses increased by RMB4.9 million (US$0.7 million), or 17.0%, to RMB33.7 million (US$4.9 million) from RMB28.8 million in the same period last year, which was primarily due to higher travel and business development costs related to sales volume increase.
General and administrative expenses increased by RMB0.9 million (US$0.1 million), or 6.4%, to RMB15.1 million (US$2.2 million) from RMB14.2 million in the first quarter 2008. The year-over-year increase was primarily due to the RMB1.8 million (US$0.3 million) for 2008 annual auditing fees that was paid in the first quarter 2009, and the amortization of share option compensation costs in the first quarter 2009, which caused management expenses to increase by RMB0.5 million (US$0.1 million), while the majority of all other general and administrative expenses decreased as compared to the same period last year.
As a result, total operating expenses increased by 6.6% year-over-year to RMB62.1 million (US$9.1 million) from RMB58.3 million.
Other Expenses/Income
Interest income increased by RMB4.6 million (US$0.7 million), or 83.2%, to RMB10.0 million (US$1.5 million) from RMB5.5 million in the first quarter 2008, which was primarily due to the increase in amortization of interest income related to accounts receivable.
Interest expense increased by RMB0.7 million (US$0.1 million), or 5.6%, year-over-year to RMB14.0 million (US$2.0 million) from RMB13.2 million, mainly attributable to the increase in bank financing interests.
The foreign currency exchange loss was RMB0.03 million (US$0.004 million) in the first quarter 2009, compared with a loss of RMB7.0 million in the same period of the previous year. The significant year-over-year decrease was mainly due to the relatively stable RMB to U.S. dollar exchange rate and a reduction in U.S. dollar-denominated deposits.
Government grant income decreased by RMB1.7 million (US$0.2 million), or 84%, to RMB0.3 million (US$0.05 million) from RMB2.0 million in the first quarter 2008. Government grant income is typically low in the first quarters during which grant application are being processed. However, the Company received higher grant income in the first quarter 2008 due to a one-off government grant recognition.
As a result, total other expenses were decreased RMB8.8 million (US$1.3 million), or 70.7%, to RMB3.7 million (US$0.5 million) from RMB12.5 million in the first quarter 2008.
Earnings
Gross profit increased by RMB51.1 million (US$7.5 million), or 232.8%, to RMB73.1 million (US$10.7 million) from RMB22.0 million in the first quarter 2008. The increase in gross profit was mainly due to the significant increase in total revenue.

Gross margin decreased to 25.6% from 30.8% in the first quarter 2008, primarily due to a decrease in average selling price in wireless coverage equipment and the increase in revenue contribution from base station RF business which has a lower gross margin.
Operating income was RMB11.0 million (US$1.6 million), as compared to an operating loss of RMB36.3 million in the first quarter 2008. The Company has typically reported an operating loss in the first quarter of each year due to seasonality in wireless coverage spending trends among Chinese telecom operators; however, this year, due to the substantial increase in operators’ expenditures for network construction, the Company was able to achieve a first quarter operating income for the first time. The management’s initiatives to enhance operating efficiency also contributed to the generation of operating income in the first quarter 2009.
Net income was RMB6.3 million (US$0.9 million), as compared to a net loss of RMB41.5 million in the first quarter 2008.
Diluted net income per ADS was RMB0.26 (US$0.04).
Balance Sheet
Cash, cash equivalents and pledged time deposits decreased by RMB171.3 million (US$25.1 million), or 41.2%, to RMB244.4 million (US$35.8 million) from RMB415.7 million as of December 31, 2008. This decrease was mainly attributable to working capital outflow for raw materials and operating overhead.
Total accounts receivable increased by RMB156.6 million (US$22.9 million), or 12.2%, to RMB1,436.1 million (US$210.2 million) from RMB1,279.5 million as of December 31, 2008. This decrease was mainly attributable to the fact that majority of sales generated in the first quarter 2009 have not yet entered into payment collection period.
Inventories increased by RMB171.8 million (US$25.1 million), or 33.0%, to RMB692.4 million (US$101.3 million) from RMB520.6 million as of December 31, 2008. The increase was mainly due to the increase in purchase of raw materials in anticipation of the next peak sales period and finished goods that were installed in customer sites but have not yet been recognized as revenue.
Total assets increased by RMB198.6 million (US$29.1 million), or 6.9%, to RMB3,065.2 million (US$448.6 million) from RMB2,866.6 million as of December 31, 2008, mainly due to increases in inventories and accounts receivable.
Total liabilities increased by RMB191.8 million (US$28.1 million), or 13.7%, to RMB1,593.2 million (US$233.2 million) from RMB1,401.4 million as of December 31, 2008. Current liabilities increased by RMB191.8 million (US$28.1 million), or 15.1%, to RMB1,458.4 million (US$213.4 million) from RMB1,266.6 million as of December 31, 2008, primarily due to the increase in accounts payable. Long-term debt as of March 31, 2009 was RMB130.0 million (US$19.0 million), which was unchanged from December 31, 2008.

Business Outlook
Wireless Coverage Products and Services
While 3G network construction in China’s first tier cities is coming to an end, construction in the second tier cities is expected to begin. Thus, GrenTech believes the demand for wireless coverage products and services will continue to increase, which in turn will drive sustainable growth in the Company’s wireless coverage revenue in the second quarter 2009 and beyond.
Base Station RF Products
As 3G network construction is expected to commence in China’s second tier cities, GrenTech believes that the telecommunication operators’ demand for base station products will remain strong in the coming quarters. However, the next peak supply period for base station RF models is expected to start only after the announcement of the results of base station procurement tender procedures, which has yet to be announced. Therefore, the Company believes that the market demand for base station RF models will be somewhat weaker in the second quarter 2009 when compared with the first quarter 2009, mainly due to the time between peak supply periods.
Guidance for Second Quarter 2009
Management estimates that revenue for the second quarter 2009 will range between RMB340 million and RMB380 million, representing a year-over-year increase of 83% to 104%
Conference Call and Webcast
The Company’s management team will conduct a conference call on Friday, May 15, 2009 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be available on the Company’s website at: http://www.GrenTech.com.cn.
About China GrenTech
GrenTech is a leading developer of radio frequency (“RF”) technology in China and a leading provider of wireless coverage products and services in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech’s wireless coverage services include design, installation and project warranty services. The Company also tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station manufacturers. GrenTech is a qualified supplier of RF parts and components to the global and domestic major base station manufacturers including Huawei Technologies and ZTE Corporation. For more information, please visit www.GrenTech.com.cn.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include: the Company’s reliance on business relationships with the Chinese telecom operators and base station manufacturers; the risk that the Company will continue to experience downward pressure on the pricing of its products and services due to the telecom operators’ bidding policies or other factors; the risk that the telecom operators in China will not expand or maintain their spending on 2G, 3G, WLAN or other network projects; uncertainty as to the future demand for base station RF products by domestic or international base station manufacturers, including the risk that demand in China or elsewhere for base stations may not grow as the Company’s management anticipates; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China, including uncertainties regarding the timing and nature of any future restructuring of the telecom operators in China and the risks that such restructuring will not result in expanded investments to expand network coverage or quality; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technologies and keep up with changes in RF technologies; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may causes the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering and its annual reports on Form 20-F. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contact:	Investor Relations (US):
Kent Lo, Investor Relations Manager China GrenTech Corp Ltd. +86 755 2650 3007 kentlo@GrenTech.com.cn	Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@taylor-rafferty.com	Jason Marshall Taylor Rafferty +1 212 889 4350 GrenTech@taylor-rafferty.com
— FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and March 31, 2009
(RMB and US$ expressed in thousands)

	December 31,	March 31,	March 31,
	2008	2009	2009
	RMB	RMB	US$
Assets
Cash and cash equivalents	293,353	116,733	17,084
Pledged time deposits	122,368	127,656	18,683
Accounts receivable, net	728,260	911,156	133,348
Inventories	520,619	692,404	101,334
Other current assets	115,066	157,213	23,008

Total current assets	1,779,666	2,005,162	293,457
Long-term accounts receivable	551,210	524,936	76,825
Other non-current assets	535,683	535,083	78,310

Total assets	2,866,559	3,065,181	448,592

Liabilities
Short-term bank loans	480,207	423,965	62,048
Other current liabilities	786,410	1,034,479	151,397

Total current liabilities	1,266,617	1,458,444	213,444
Long-term debt	130,000	130,000	19,026
Other non-current liabilities	4,752	4,734	693

Total liabilities	1,401,369	1,593,178	233,163
Minority interests	4,354	4,357	638
Total shareholders’ equity	1,460,836	1,467,646	214,791

Total liabilities and shareholders’ equity	2,866,559	3,065,181	448,592

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
for Three-month Periods Ended March 31, 2008 and 2009
(RMB and US$ expressed in thousands, except share and per share data)

	For Three Months Ended March 31,
	2008	2009	2009
	RMB	RMB	US$
Revenues	71,389	285,293	41,753
Cost of revenues	(49,420)	(212,179)	(31,053)

Gross profit	21,969	73,114	10,700
Operating expenses
Research and development costs	(15,328)	(13,333)	(1,951)
Sales and distribution expenses	(28,810)	(33,715)	(4,934)
General and administrative expenses	(14,158)	(15,071)	(2,206)

Total operating expenses	(58,296)	(62,119)	(9,091)

Operating (loss)/income	(36,327)	10,995	1,609
Other (expense)/income
Interest income	5,472	10,024	1,467
Interest expense	(13,242)	(13,978)	(2,046)
Investment income	296	—	—
Foreign currency exchange loss	(7,029)	(27)	(4)
Grant income	2,030	324	47

Total other expense	(12,473)	(3,657)	(536)

(Loss)/income before income tax benefit and minority interests	(48,800)	7,338	1,073
Income tax benefit/(expense)	7,046	(1,030)	(150)

(Loss)/income before minority interests	(41,754)	6,308	923
Minority interests, net of tax	226	(3)	(0)

Net (loss)/income	(41,528)	6,305	923

Net (loss)/income available to ordinary shareholders	(41,528)	6,305	923
Net (loss)/income per share available to ordinary shareholders:
— Basic	(0.068)	0.010	0.002

— Diluted	(0.068)	0.010	0.002

Weighted average number of ordinary shares:
— Basic	614,064,000	601,978,775	601,978,775

— Diluted	614,064,000	601,978,775	601,978,775

China GrenTech Corporation Limited and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For Three-month Periods ended March 31, 2008 and 2009
(RMB and US$ expressed in thousands)

	For Three Months Ended March 31,
	2008	2009	2009
	RMB	RMB	US$
Net cash used in operating activities	(150,035)	(103,327)	(15,122)
Net cash provided by/(used in) investing activities	3,865	(26,358)	(3,858)
Net cash provided by/(used in) financing activities	46,961	(46,908)	(6,865)
Effect of exchange rate changes on cash	(1,376)	(27)	(4)
Net decrease in cash and cash equivalents	(100,585)	(176,620)	(25,849)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
China GrenTech Corporation Limited
/s/ Rong Yu
Name: Rong Yu
Title: Director, Chief Financial Officer and Principal Accounting Officer
Date: May 18, 2009